Fact Sheet for Term Sheet No. 1823BK Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: August 27, 2013
Phoenix Autocallable Securities Linked to the Common Stock of Expedia, Inc. due September 17, 2014
Automatic call if at or above initial price on an Observation Date, contingent coupon, full downside exposure below the threshold price

General Summary of Indicative Terms

The securities are linked to the performance of the common stock of Expedia,
Inc. and may pay a Contingent CUSIP: 25152REH2
Coupon on a quarterly basis at a rate of 14.50% per annum. The Contingent
Coupon will be payable on a Issuer: Deutsche Bank AG, London Branch Coupon
Payment Date only if the Stock Price of the Underlying on the applicable
Observation Date is equal to Maturity/Tenor: Approximately 12 months or greater than the Coupon Barrier, which is equal to 70.00% of the Initial Price. The securities will be Underlying Common stock of Expedia, Inc.(Ticker: EXPE)
automatically called if the Stock Price of the Underlying on any Observation
Date is equal to or greater than the Face Amount: $1,000 per note
Initial Price. The securities will cease to be outstanding following an
Automatic Call and no Contingent Coupon Contingent Coupon: [] If the Stock
Price of the Underlying on any Observation Date is equal to or will be payable following the Call Settlement Date. If the securities are automatically called, you will receive on the applicable Call Settlement Date your initial investment plus the Contingent Coupon otherwise due on such greater than the Coupon
Barrier, Deutsche Bank AG will pay you the date. However, investors should be willing to lose a significant portion or all of their initial investment if the
Contingent Coupon applicable to such Observation Date on the related Coupon securities are not automatically called and the Final Price is less than the
Threshold Price, which is equal to Payment Date.
70.00% of the Initial Price. Any payment on the securities, including the
Contingent Coupon payments and [] If the Stock Price of the Underlying on any
Observation Date is less than the payment upon an Automatic Call or at maturity, is subject to the credit of the Issuer. Coupon Barrier, the
Contingent Coupon applicable to such Observation Date will not be payable and
Deutsche Bank AG will not make any payment to you on the related Coupon Payment
Date.
Note Characteristics The Contingent Coupon will be a fixed amount based upon equal quarterly installments accrued at the Coupon Rate of 14.50% per annum, or
$36.25 per $1,000 Face Amount for each Coupon Payment.
[] Receive the Contingent Coupon only if the Stock Price of the Underlying on any Observation Date is Coupon Barrier: 70.00% of the Initial Price equal to or greater than the Coupon Barrier.
Observation Dates [ ]

                       Coupon Payment Dates The third business day following
the applicable Observation Date. For the final Risk Considerations Observation
Date, the Coupon Payment Date will be the Maturity Date.

                       Automatic Call: The securities will be automatically
called if the Stock Price of the Underlying on any Observation Date is equal to or greater than the Initial Price. If the securities [] Appreciation potential limited to the Face Amount plus Contingent Coupons regardless of appreciation in are automatically called, you will be entitled to receive a cash payment per the Underlying. security on the related Call Settlement Date equal to $1,000 plus any Contingent [] Potential early exit as a result of the Automatic Call feature. Coupon otherwise due on such date. No Contingent Coupon will be payable [] You will lose a significant portion or all of your investment if the securities are not automatically called and following the Call Settlement Date the Final Price is less than the Threshold Price. Call Settlement Date: The third business day following the applicable Observation Date. For the final []
Any payment on the securities is subject to the creditworthiness of the Issuer.
Observation Date, the Call Settlement Date will be the Maturity Date.
[] The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not Payment at Maturity: [] If the Final Price is equal to or greater than the Threshold Price: required to do so.
Accordingly, you should be able and willing to hold your securities to maturity. $1,000 plus any Contingent Coupon otherwise due on such date [] [] If the Final Price is less than the Threshold Price: Additional risk factors can be found on the last two pages of this fact sheet. $1,000 + ($1,000 x the
Underlying Return)  Underlying Return: Final Price -- Initial Price Initial
Price Contingent Coupon Payment Threshold Price: 70.00% of the Initial Price
Initial Price: The Closing Price of the Underlying on the Trade Date First
Observation Date: Is Yes, Contingent Coupon $36.25 on the first Coupon Payment
Stock Price: For any Observation Date other than the final Observation Date, the Closing Closing Price [] Coupon Date Price of the Underlying For the final
Observation Date, the Final Price Final Price: The arithmetic average of the closing prices of the Underlying on each of the five Yes, Contingent Coupon
$36.25 on the third Coupon Payment Averaging Dates Second Observation Date: Is
Date Closing Price: The official closing price of the Underlying on the relevant date of calculation Closing Price [] Coupon multiplied by the then-current Stock Adjustment Factor.
                                  Yes, Contingent Coupon $36.25 on the second
Coupon Stock Adjustment Factor: Initially 1.0, subject to adjustment for certain actions affecting the Underlying. Third Observation Date: Is Payment
Date Trade Date: August 30, 2013 Closing Price [] Coupon Barrier? Settlement
Date: September 5, 2013 Yes, Contingent Coupon Averaging Dates: September 8,
2014, September 9, 2014, September 10, 2014, September 11, $36.25 on the last
Coupon Payment 2014 and September 12, 2014 Date (maturity date) Maturity Date:
September 17, 2014 Final Observation Date: Is Final No Fees and Commissions:
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act Price  l [] Coupon Barrier? as placement agents for the securities and will receive a fee from the Issuer that See Payment at Maturity on the will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any following page fees for sales to certain fiduciary accounts for which JPMorgan Chase
Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see  "Supplemental Plan of Distribution" in the accompanying term sheet No.
1823BK.
The Issuer's estimated value of the notes on the Trade Date is approximately
$965.00 to $985.00 per $1,000 Face Amount of notes, which is less than the
Issue Price. Please see "Issuer's Estimated Value of the Notes" in the
accompanying term sheet No. 1816AE for additional information.
For more information regarding this offering, please refer to the term sheet
No. 1823BK on the SEC website at  [ ].

 NO T FD IC / NCUA INS URED OR GUARANTEE D * M AY L O SE V AL UE NO B AN K GU
AR AN TE E * NO T A DEP OS I T
NO T I NSU RE D OR GU AR AN T EED B Y AN Y F EDE R AL GOV ERNM E N T AL AGE NC
Y

Calculating the Payment at Maturity

If the notes are not automatically called, for every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying
Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call

If the securities are called on an Observation Date, the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 per Face Amount of securities plus any Contingent Coupon otherwise due on such date. No Contingent Coupon will be payable following the Call Settlement Date.

 Payment upon an Automatic Call  Observation Date Expected Call Settlement Date
(excluding Contingent Coupon)
                                                     [   $1,000.00
$1,000.00  ]  $1,000.00  September 12, 2014 (last Averaging Date) September 17,
2014 (Maturity Date)  $1,000.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a Coupon Barrier and Threshold Price of 70.00% of the Initial Price
and that the securities are not automatically called

                                           Return on the Securities at Maturity
(excluding Underlying Return Payment at Maturity (excluding Contingent Coupon)
Contingent Coupons)
100.00% N/A N/A 80.00% N/A N/A 40.00% N/A N/A 20.00% N/A N/A 10.00% N/A N/A
0.00% N/A N/A -10.00% $1,000.00 0.00% -20.00% $1,000.00 0.00% -25.00% $1,000.00
0.00% -30.00% $1,000.00 0.00% -35.00% $650.00 -35.00% -40.00% $600.00 -40.00%
-60.00% $400.00 -60.00% -80.00% $200.00 -80.00% -100.00% $0.00 -100.00%

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive your initial investment at maturity so long as the Final Price is greater than or equal to the Threshold Price. However, if the Final Price is less than the Threshold Price, you will lose 1.00% of the Face Amount for every 1.00% the Final Price of the Underlying is less than the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment at maturity. Because the securities are our unsubordinated, unsecured obligations, payment of any amount at maturity or upon an Automatic Call is subject to our ability to pay our obligations as they become due.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPON PAYMENTS AND YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION OF THE UNDERLYING — The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent Coupon, at maturity or upon an Automatic Call. You will not participate in the appreciation of the Underlying even if the Final Price of the Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be $1,000 per Face Amount of securities (excluding Contingent Coupon payments), regardless of any appreciation of the Underlying, which may be significant.

NO CONTINGENT COUPON WILL ACCRUE OR BE PAID IN ANY PERIOD IN WHICH THE STOCK PRICE OF THE UNDERLYING ON THE RELEVANT OBSERVATION DATE IS LESS THAN THE COUPON BARRIER — If the Stock Price of the Underlying on an Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon for that entire period. You will receive the Contingent Coupon payment for a period only if the Stock Price of the Underlying on the relevant Observation Date is greater than or equal to the Coupon Barrier. If the Stock Price of the Underlying is below the Coupon Barrier on each Observation Date, you will receive no Contingent Coupon payments during the entire term of the securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the Underlying is trading at a price that is lower than the Threshold Price.

REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amounts owed to you under the terms of the securities and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all events that could affect the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the accompanying product supplement may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the accompanying product supplement in order to understand the adjustments that may be made to the securities.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” and “Expedia, Inc.” in the accompanying term sheet and the issuer’s SEC filings referred to in those sections.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING — The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the securities pursuant to this fact sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Payment at Maturity. The issuer of the Underlying has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your securities.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities may bear little relation to the historical prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS
COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which Deutsche Bank AG or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent can postpone the determination of the Closing Price or the Final Price of the Underlying if a market disruption event occurs on an Observation Date or an Averaging Date. In addition, the calculation agent retains a degree of discretion about certain adjustments to the Stock Adjustment Factor upon the occurrence of certain corporate events. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1823BK, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1823BK and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.